Exhibit 12.1

SUPERIOR ENERGY SERVICES

Computation of Ratio of Earnings to Fixed Charges

(Thousands of dollars, except ratios)

	Years Ended December 31,
	2016	2015	2014	2013	2012
Earnings available for fixed charges:
Income (loss) from continuing operations before income taxes	$(1,100,341)	$(2,059,783)	$442,189	$100,757	$607,163
Plus:
Fixed charges	98,260	100,852	102,869	116,612	130,989
Distributed income of equity investees	—	—	—	—	3,073
Amortization of interest capitalized	5,959	5,829	5,637	3,903	1,419

Subtotal	(996,122)	(1,953,102)	550,695	221,272	742,644
Less:
Loss of equity investments	—	—	—	—	(287)
Interest capitalized	—	(650)	(960)	(8,675)	(12,420)

Total earnings (loss) available for fixed charges	$(996,122)	$(1,952,452)	$551,655	$229,947	$755,351

Fixed charges:
Interest expense	$97,335	$99,065	$100,903	$106,954	$117,682
Interest capitalized	—	650	960	8,675	12,420
Interest within rental expense	925	1,137	1,006	983	887

Total fixed charges	$98,260	$100,852	$102,869	$116,612	$130,989

Ratio of earnings to fixed charges (1)	—	—	5.36	1.97	5.77

(1)	Total earnings (loss) available for fixed charges for the years ended December 31, 2016 and December 31, 2015 were insufficient to cover fixed charges by $1.1 billion and $2.1 billion, respectively.